Ares Acquisition Corporation
245 Park Avenue, 44th Floor,
New York, NY 10167

March 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ares Acquisition Corporation (“AAC”) has made disclosure pursuant to such provisions in its annual report on Form 10-K for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on March 4, 2022. This disclosure can be found on page 60 of the annual report on Form 10-K and is incorporated by reference herein. AAC has made such disclosure based on information provided by other companies that may be deemed to be under common control with AAC, and not because of any conduct by AAC.

Very Truly Yours,

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name:	David B. Kaplan
Title:	Chief Executive Officer and Co-Chairman

By:	/s/ Jarrod Phillips
Name:	Jarrod Phillips
Title:	Chief Financial Officer